					Exhibit 12.1
					2/24/2009
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2008

	Year ended December 31,
	2004	2005	2006	2007	2008
	--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$131,299	$121,915	$131,840	$137,594	$136,042
Interest expense, net of amounts capitalized	13,724	13,828	18,639	18,158	17,978
Distributions on mandatorily redeemable preferred securities	630	0	0	0	0
AFUDC - Debt funds	0	0	0	12	229

Earnings as defined	$145,653	$135,743	$150,479	$155,764	$154,249

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$9,067	$10,490	$11,808	$12,441	$15,467
Interest on affiliated loans	2,218	3,284	3,882	4,095	730
Interest on interim obligations	0	437	1,425	0	0
Amort of debt disc, premium and expense, net	1,080	1,111	1,060	1,055	1,204
Other interest charges	1,359	(1,494)	464	579	806
Distributions on mandatorily redeemable preferred securities	630	0	0	0	0

Fixed charges as defined	$14,354	$13,828	$18,639	$18,170	$18,207

RATIO OF EARNINGS TO FIXED CHARGES	10.15	9.82	8.07	8.57	8.47